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LMS MEDICAL SYSTEMS INC.

For Immediate Release

     LMS CALM SHOULDER SCREEN LICENSED BY UNIVERSITY OF MINNESOTA PHYSICIANS

MONTREAL, QUEBEC, OCTOBER 25, 2006 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) clinical information system and risk management software tools for obstetrics today announced that the University of Minnesota Physicians (UM Physicians) has licensed the CALM
Shoulder Screen(TM) program for use by all of its insured family practitioners and specialists providing obstetrical care in order to mitigate the medico-legal risk associated with shoulder dystocia. In doing so, UM Physicians has chosen
LMS as a means to integrate risk management at the clinical practice level of its physicians. UM Physicians' membership includes over 75 physicians providing obstetrical care.

CALM Shoulder Screen, a web based proprietary risk management tool, assists clinicians to determine if patients are at risk for Shoulder Dystocia prior to the onset of labor. CALM Shoulder Screen was developed specifically to identify the highest risk cases associated with permanent injury. Shoulder Screen can be conveniently accessed at the doctor's office from the 37th week of pregnancy or when presenting at the hospital in labor.

"UM Physicians looks consistently to clinical breakthroughs to drive high quality, safe and efficient care," commented Patti Arnold, Chief Financial
Officer at UM Physicians. "CALM Shoulder Screen provides a clinical and financial business case that is meaningful for our patients, our insured physicians and our organization."

The implementation of CALM Shoulder Screen is part of Aon's Return on Risk initiative with UM Physicians. Combining industry expertise with a holistic approach, Aon's Return on Risk (ROR) is a comprehensive process that drives risk management in a revolutionary new direction. ROR gauges both the cause and effect of risk at a broader level, quantifying risk from both organizational and operational perspectives. The result is newfound insight for more efficient healthcare risk operations. "This project is an important component of our
Return on Risk Strategy with UM Physicians," said Fred Flemig, Aon Healthcare
Practice Leader. "We look to see important financial and clinical improvement in
OB combined with patient safety and patient satisfaction."

Shoulder Dystocia occurs when the baby's shoulder gets stuck behind the mother's pubic bone during delivery. Generally viewed in the medical community as mostly unpredictable and unpreventable, Shoulder Dystocia is one of the most feared conditions that can occur during labor and delivery. Potential injuries include brachial plexus impairment, brain damage and sometimes death, with associated medical malpractice payouts ranging from $500,000 to 2M. CALM Shoulder Screen will enable clinicians to identify those patients most at risk for this condition before childbirth begins.

ABOUT UM PHYSICIANS:
University of Minnesota Physicians is a premier multi-specialty physician organization dedicated to providing quality patient-focused care. The Medical
School's research facilities and teaching resources -- combined with the clinical practice -- provide the platform to specialize in breakthroughs.
Founded in 1997, it is an independent not-for-profit organization, governed by a board of directors. Today they number more than 650 physicians and over 1,000 health professionals and other staff, working across disciplines in primary care and specialty care areas.

ABOUT AON:
Aon Corporation (www.aon.com) is a leading provider of risk management services, insurance and reinsurance brokerage, human capital and management consulting, and specialty insurance underwriting. The company employs approximately 48,000 professionals in its 500 offices in more than 120 countries. Backed by broad resources, industry knowledge and technical expertise, Aon professionals help a wide range of clients develop effective risk management and workforce productivity solutions.

Aon Healthcare is dedicated to solving business, patient outcome and human capital risk issues for health care. Aon Healthcare coordinates services of its national, regional and local expertise as a seamless team. Comprehensive expertise includes medical professional, managed care, captives, claims and risk control, benefits design and management, compensation consulting, HR, financial risk management, Return on Risk strategies, and change management.

ABOUT LMS:
LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION ABOUT LMS MEDICAL SYSTEMS PLEASE CONTACT:

ANDREA MILLER, COMMUNICATIONS                        DAVID GORDON / GRANT HOWARD
LMS MEDICAL SYSTEMS INC.                             THE HOWARD GROUP INC.
Tel: (514) 488-3461 Ext. 222                         Toll Free: 1-888-221-0915
Fax: (514) 488-1880                                  Info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com         www.howardgroupinc.com